CUSIP No. G91458102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1*)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

21VIANET GROUP, INC.

(Name of issuer)

Class A Ordinary Shares, par value US$0.00001 per share

(Title of class of securities)

G91458102(1)

(CUSIP number)

John G. Finley

The Blackstone Group Inc.

345 Park Avenue

New York, NY 10154

(212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (as amended, the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing six Class A Ordinary Shares of the Issuer

CUSIP No. G91458102

(1)	Names of reporting persons Vector Holdco Pte. Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Singapore

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 47,693,124 Class A Ordinary Shares (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 47,693,124 Class A Ordinary Shares (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 47,693,124 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.11%*
(14)	Type of reporting person (see instructions) CO

(1)

Represents Class A ordinary shares of 21Vianet Group, Inc. (the “Issuer”), held in the form of American Depositary Shares (“ADS”), each representing six Class A ordinary shares of the Issuer, directly held by Vector Holdco Pte. Ltd. (“Vector Holdco”).

*

Calculation is based on 671,234,982 Class A ordinary shares (excluding treasury shares and Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) outstanding as of December 31, 2020, according to the Schedule 13G/A filed by the Issuer’s Chairman of the Board of Directors on February 10, 2021.

CUSIP No. G91458102

(1)	Names of reporting persons BTO Vector Fund ESC (CYM) L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 211,458 Class A Ordinary Shares(1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 211,458 Class A Ordinary Shares (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 211,458 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.03%*
(14)	Type of reporting person (see instructions) PN

(1)

Represents Class A ordinary shares of the Issuer held in the form of ADSs, each representing six Class A ordinary shares of the Issuer, directly held by BTO Vector Fund ESC (CYM) L.P. (“Vector Fund ESC”).

*

Calculation is based on 671,234,982 Class A ordinary shares (excluding treasury shares and Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) outstanding as of December 31, 2020, according to the Schedule 13G/A filed by the Issuer’s Chairman of the Board of Directors on February 10, 2021.

CUSIP No. G91458102

(1)	Names of reporting persons BTO Vector Fund FD (CYM) L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,203,234 Class A Ordinary Shares (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,203,234 Class A Ordinary Shares (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 1,203,234 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.18%*
(14)	Type of reporting person (see instructions) PN

(1)

Represents Class A ordinary shares of the Issuer held in the form of ADSs, each representing six Class A ordinary shares of the Issuer, directly held by BTO Vector Fund FD (CYM) L.P. (“Vector Fund FD”).

*

Calculation is based on 671,234,982 Class A ordinary shares (excluding treasury shares and Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) outstanding as of December 31, 2020, according to the Schedule 13G/A filed by the Issuer’s Chairman of the Board of Directors on February 10, 2021.

CUSIP No. G91458102

(1)	Names of reporting persons BTO Super Holding (NQ) Co. III Pte. Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Singapore

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 47,693,124 Class A Ordinary Shares (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 47,693,124 Class A Ordinary Shares (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 47,693,124 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.11%*
(14)	Type of reporting person (see instructions) CO

(1)

Represents Class A ordinary shares of the Issuer held in the form of ADSs, each representing six Class A ordinary shares of the Issuer, directly held by Vector Holdco that may be deemed to be beneficially owned by BTO Super Holding (NQ) Co. III Pte. Ltd. (“BTO Super Holding”) through its 100% equity interest in Vector Holdco.

*

Calculation is based on 671,234,982 Class A ordinary shares (excluding treasury shares and Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) outstanding as of December 31, 2020, according to the Schedule 13G/A filed by the Issuer’s Chairman of the Board of Directors on February 10, 2021.

CUSIP No. G91458102

(1)	Names of reporting persons Blackstone Tactical Opportunities SG II (Cayman) - NQ L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 47,693,124 Class A Ordinary Shares (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 47,693,124 Class A Ordinary Shares (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 47,693,124 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.11%*
(14)	Type of reporting person (see instructions) PN

(1)

Represents Class A ordinary shares of the Issuer held in the form of ADSs, each representing six Class A ordinary shares of the Issuer, directly held by Vector Holdco that may be deemed to be beneficially owned by Blackstone Tactical Opportunities SG II (Cayman) - NQ L.P. (“BTO SG”) through its 100% equity interest in BTO Super Holding.

*

Calculation is based on 671,234,982 Class A ordinary shares (excluding treasury shares and Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) outstanding as of December 31, 2020, according to the Schedule 13G/A filed by the Issuer’s Chairman of the Board of Directors on February 10, 2021.

CUSIP No. G91458102

(1)	Names of reporting persons BTO Holdings (Cayman) - NQ Manager L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,414,692 Class A Ordinary Shares (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,414,692 Class A Ordinary Shares (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 1,414,692 Class A Ordinary Shares (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.21%*
(14)	Type of reporting person (see instructions) OO

(1)

Represents Class A ordinary shares of the Issuer held in the form of ADSs, each representing six Class A ordinary shares of the Issuer, directly held by Vector Fund ESC and Vector Fund FD that may be deemed to be beneficially owned by BTO Holdings (Cayman) - NQ Manager L.L.C. (“BTO Holdings”) as the general partner of both Vector Fund ESC and Vector Fund FD.

*

Calculation is based on 671,234,982 Class A ordinary shares (excluding treasury shares and Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) outstanding as of December 31, 2020, according to the Schedule 13G/A filed by the Issuer’s Chairman of the Board of Directors on February 10, 2021.

CUSIP No. G91458102

(1)	Names of reporting persons Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 49,107,816 Class A Ordinary Shares (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 49,107,816 Class A Ordinary Shares (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 49,107,816 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.32%*
(14)	Type of reporting person (see instructions) PN

(1)

Represents Class A ordinary shares of the Issuer held in the form of ADSs, each representing six Class A ordinary shares of the Issuer, directly held by Vector Holdco, Vector Fund ESC and Vector Fund FD that may be deemed to be beneficially owned by Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P. (the “BTOMA”) as the managing member of BTO Holdings and the general partner of BTO SG.

*

Calculation is based on 671,234,982 Class A ordinary shares (excluding treasury shares and Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) outstanding as of December 31, 2020, according to the Schedule 13G/A filed by the Issuer’s Chairman of the Board of Directors on February 10, 2021.

CUSIP No. G91458102

(1)	Names of reporting persons BTO GP - NQ L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 49,107,816 Class A Ordinary Shares (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 49,107,816 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.32%*
(14)	Type of reporting person (see instructions) OO

(1)

Represents Class A ordinary shares of the Issuer held in the form of ADSs, each representing six Class A ordinary shares of the Issuer, directly held by Vector Holdco, Vector Fund ESC and Vector Fund FD that may be deemed to be beneficially owned by BTO GP - NQ L.L.C. (“BTO GP”) as a general partner of BTOMA.

*

Calculation is based on 671,234,982 Class A ordinary shares (excluding treasury shares and Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) outstanding as of December 31, 2020, according to the Schedule 13G/A filed by the Issuer’s Chairman of the Board of Directors on February 10, 2021.

CUSIP No. G91458102

(1)	Names of reporting persons Blackstone Tactical Opportunities LR Associates (Cayman) – NQ Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 49,107,816 Class A Ordinary Shares (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 49,107,816 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.32%*
(14)	Type of reporting person (see instructions) OO

(1)

Represents Class A ordinary shares of the Issuer held in the form of ADSs, each representing six Class A ordinary shares of the Issuer, directly held by Vector Holdco, Vector Fund ESC and Vector Fund FD that may be deemed to be beneficially owned by Blackstone Tactical Opportunities LR Associates (Cayman) – NQ Ltd. (“BTOLRA”) as a general partner of BTOMA.

*

Calculation is based on 671,234,982 Class A ordinary shares (excluding treasury shares and Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) outstanding as of December 31, 2020, according to the Schedule 13G/A filed by the Issuer’s Chairman of the Board of Directors on February 10, 2021.

CUSIP No. G91458102

(1)	Names of reporting persons Blackstone Holdings IV L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Quebec, Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 49,107,816 Class A Ordinary Shares (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 49,107,816 Class A Ordinary Shares (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 49,107,816 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.32%*
(14)	Type of reporting person (see instructions) PN

(1)

Represents Class A ordinary shares of the Issuer held in the form of ADSs, each representing six Class A ordinary shares of the Issuer, directly held by Vector Holdco, Vector Fund ESC and Vector Fund FD that may be deemed to be beneficially owned by Blackstone Holdings IV L.P. (“Blackstone IV”) as the sole member of BTO GP and the sole Class A shareholder of BTOLRA.

*

Calculation is based on 671,234,982 Class A ordinary shares (excluding treasury shares and Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) outstanding as of December 31, 2020, according to the Schedule 13G/A filed by the Issuer’s Chairman of the Board of Directors on February 10, 2021.

CUSIP No. G91458102

(1)	Names of reporting persons Blackstone Holdings IV GP L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Quebec, Canada

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 49,107,816 Class A Ordinary Shares (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 49,107,816 Class A Ordinary Shares (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 49,107,816 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.32%*
(14)	Type of reporting person (see instructions) PN

(1)

Represents Class A ordinary shares of the Issuer held in the form of ADSs, each representing six Class A ordinary shares of the Issuer, directly held by Vector Holdco, Vector Fund ESC and Vector Fund FD that may be deemed to be beneficially owned by Blackstone Holdings IV GP L.P. (“Blackstone IV GP”) as the general partner of Blackstone IV.

*

Calculation is based on 671,234,982 Class A ordinary shares (excluding treasury shares and Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) outstanding as of December 31, 2020, according to the Schedule 13G/A filed by the Issuer’s Chairman of the Board of Directors on February 10, 2021.

CUSIP No. G91458102

(1)	Names of reporting persons Blackstone Holdings IV GP Management (Delaware) L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 49,107,816 Class A Ordinary Shares (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 49,107,816 Class A Ordinary Shares (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 49,107,816 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.32%*
(14)	Type of reporting person (see instructions) PN

(1)

Represents Class A ordinary shares of the Issuer held in the form of ADSs, each representing six Class A ordinary shares of the Issuer, directly held by Vector Holdco, Vector Fund ESC and Vector Fund FD that may be deemed to be beneficially owned by Blackstone Holdings IV GP Management (Delaware) L.P. (“Blackstone IV GP Management (Delaware)”) as the general partner of Blackstone IV GP.

*

Calculation is based on 671,234,982 Class A ordinary shares (excluding treasury shares and Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) outstanding as of December 31, 2020, according to the Schedule 13G/A filed by the Issuer’s Chairman of the Board of Directors on February 10, 2021.

CUSIP No. G91458102

(1)	Names of reporting persons Blackstone Holdings IV GP Management L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 49,107,816 Class A Ordinary Shares (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 49,107,816 Class A Ordinary Shares (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 49,107,816 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.32%*
(14)	Type of reporting person (see instructions) OO

(1)

Represents Class A ordinary shares of the Issuer held in the form of ADSs, each representing six Class A ordinary shares of the Issuer, directly held by Vector Holdco, Vector Fund ESC and Vector Fund FD that may be deemed to be beneficially owned by Blackstone Holdings IV GP Management L.L.C. as the general partner of Blackstone IV GP Management (Delaware).

*

Calculation is based on 671,234,982 Class A ordinary shares (excluding treasury shares and Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) outstanding as of December 31, 2020, according to the Schedule 13G/A filed by the Issuer’s Chairman of the Board of Directors on February 10, 2021.

CUSIP No. G91458102

(1)	Names of reporting persons The Blackstone Group Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 49,107,816 Class A Ordinary Shares (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 49,107,816 Class A Ordinary Shares (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 49,107,816 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.32%*
(14)	Type of reporting person (see instructions) CO

(1)

Represents Class A ordinary shares of the Issuer held in the form of ADSs, each representing six Class A ordinary shares of the Issuer, directly held by Vector Holdco, Vector Fund ESC and Vector Fund FD that may be deemed to be beneficially owned by The Blackstone Group Inc. as the sole member of Blackstone Holdings IV GP Management L.L.C.

*

Calculation is based on 671,234,982 Class A ordinary shares (excluding treasury shares and Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) outstanding as of December 31, 2020, according to the Schedule 13G/A filed by the Issuer’s Chairman of the Board of Directors on February 10, 2021.

CUSIP No. G91458102

(1)	Names of reporting persons Blackstone Group Management L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 49,107,816 Class A Ordinary Shares (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 49,107,816 Class A Ordinary Shares (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 49,107,816 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.32%*
(14)	Type of reporting person (see instructions) OO

(1)

Represents Class A ordinary shares of the Issuer held in the form of ADSs, each representing six Class A ordinary shares of the Issuer, directly held by Vector Holdco, Vector Fund ESC and Vector Fund FD that may be deemed to be beneficially owned by Blackstone Group Management L.L.C. as the sole holder of the Class C common stock of The Blackstone Group Inc.

*

Calculation is based on 671,234,982 Class A ordinary shares (excluding treasury shares and Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) outstanding as of December 31, 2020, according to the Schedule 13G/A filed by the Issuer’s Chairman of the Board of Directors on February 10, 2021.

(1)	Names of reporting persons Stephen A. Schwarzman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 49,107,816 Class A Ordinary Shares (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 49,107,816 Class A Ordinary Shares (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 49,107,816 Class A Ordinary Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.32%*
(14)	Type of reporting person (see instructions) IN

(1)

Represents Class A ordinary shares of the Issuer held in the form of ADSs, each representing six Class A ordinary shares of the Issuer, directly held by Vector Holdco, Vector Fund ESC and Vector Fund FD, and beneficially owned by Stephen A. Schwarzman as the founder of Blackstone Group Management L.L.C.

*

Calculation is based on 671,234,982 Class A ordinary shares (excluding treasury shares and Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards) outstanding as of December 31, 2020, according to the Schedule 13G/A filed by the Issuer’s Chairman of the Board of Directors on February 10, 2021.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on July 2, 2020 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), relating to the Class A Ordinary Shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of 21Vianet Group, Inc., a Cayman Islands exempted company (the “Issuer”). Capitalized terms used but not defined in this Amendment shall have the same meanings ascribed to them in the Original Schedule 13D. Except as specifically amended by this Amendment, items in the Original Schedule 13D are unchanged.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended by incorporating herein by reference the information set forth on the updated Schedule I attached hereto.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) - (b) Calculations of the percentage of Class A Ordinary Shares beneficially owned assumes that there were 671,234,982 Class A Ordinary Shares of the Issuer outstanding as of December 31, 2020, based on the Schedule 13G/A file by the Issuer’s Chairman of the Board of Directors on February 10, 2021.

The aggregate number and percentage of the Class A Ordinary Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, Vector Holdco directly holds 47,693,124 Class A Ordinary Shares in the form of American Depositary Shares (“ADS”), each ADS representing six Class A ordinary shares of the Issuer, Vector Fund ESC directly holds 211,458 Class A Ordinary Shares in the form of ADSs, and Vector Fund FD directly holds 1,203,234 Class A Ordinary Shares in the form of ADSs.

BTO Super Holding is the 100% equity owner of Vector Holdco. BTO SG is the 100% equity owner of BTO Super Holding. BTO Holdings is the general partner of Vector Fund ESC and Vector Fund FD. BTOMA is the managing member of BTO Holdings and the general partner of BTO SG. BTO GP and BTOLRA are the general partners of BTOMA with BTO GP controlling BTOMA with respect to all matters other than voting of securities of underlying portfolio companies, which power is held by the Class B shareholders of BTOLRA, who are certain senior personnel of Blackstone. Blackstone IV is the sole member of BTO GP and the sole Class A shareholder of BTOLRA. Blackstone IV GP is the general partner of Blackstone IV. Blackstone IV GP Management (Delaware) is the general partner of Blackstone IV GP. Blackstone IV GP Management is the general partner of Blackstone IV GP Management (Delaware). The Blackstone Group Inc. is the sole member of Blackstone IV GP Management. Blackstone Group Management L.L.C. is the sole holder of the Series II preferred stock of The Blackstone Group Inc. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Ordinary Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares.

(c)

On March 1, 2021, the Reporting Persons converted the Series A Preferred Shares that they had purchased pursuant to the Investment Agreement into an aggregate of 54,507,816 Class A ordinary shares of the Issuer, and elected to hold such interests in the form of ADSs. Between March 30, 2021 and April 1, 2021, the Reporting Persons sold an aggregate of 900,000 in open market transactions as follows:

	March 30, 2021		March 31, 2021		April 1, 2021
	Amount	Avg. Price	Amount	Avg. Price	Amount	Avg. Price
Vector Holdco	194,239	$31.78	339,917	$32.65	339,917	$33.60
Vector Fund ESC	861	$31.78	1,507	$32.65	1,507	$33.60
Vector Fund FD	4,900	$31.78	8,576	$32.65	8,576	$33.60

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 7, 2021

Vector Holdco Pte. Ltd.

By:	/s/ William Christian Greer Nicholson
Name:	William Christian Greer Nicholson
Title:	Director

BTO Vector Fund ESC (CYM) L.P.

By:	BTO Holdings (Cayman) - NQ Manager L.L.C., its general partner
By:	Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P., its managing member
By:	BTO GP - NQ L.L.C., a general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BTO Vector Fund FD (CYM) L.P.

By:	BTO Holdings (Cayman) - NQ Manager L.L.C., its general partner
By:	Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P., its managing member
By:	BTO GP - NQ L.L.C., a general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BTO Super Holding (NQ) Co. III Pte. Ltd.

By:	/s/ Kimmo Benjam Tammela
Name:	Kimmo Benjam Tammela
Title:	Director

Blackstone Tactical Opportunities SG II (Cayman) L.P.

By:	Blackstone Tactical Opportunities Management Associates (Cayman) L.P., its general partner
By:	BTO GP L.L.C., its general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BTO Holdings (Cayman) - NQ Manager L.L.C.

By:	Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P., its managing member
By:	BTO GP - NQ L.L.C., a general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

Blackstone Tactical Opportunities Management Associates (Cayman) - NQ L.P.

By:	BTO GP - NQ L.L.C., a general partner

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

BTO GP - NQ L.L.C.

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

Blackstone Tactical Opportunities LR Associates (Cayman) – NQ Ltd.

By:	Blackstone Capital Holdings Director L.L.C., its director

By:	/s/ Christopher J. James
Name:	Christopher J. James
Title:	Authorized Person

Blackstone Holdings IV L.P.

By:	Blackstone Holdings IV GP L.P., its general partner
By:	Blackstone Holdings IV GP Management (Delaware) L.P., its general partner
By:	Blackstone Holdings IV GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Blackstone Holdings IV GP L.P.

By:	Blackstone Holdings IV GP Management (Delaware) L.P., its general partner
By:	Blackstone Holdings IV GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Blackstone Holdings IV GP Management (Delaware) L.P.

By:	Blackstone Holdings IV GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Blackstone Holdings IV GP Management L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

The Blackstone Group Inc.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Blackstone Group Management L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

Stephan A. Schwarzman

/s/ Stephan A. Schwarzman

SCHEDULE I

Executive Officers and Directors of The Blackstone Group Inc.

The name and principal occupation of each director and executive officer of The Blackstone Group Inc. are set forth below. The address for each person listed below is c/o The Blackstone Group Inc., 345 Park Avenue, New York, New York 10154. All executive officers and directors listed are United States citizens other than The Honorable Brian Mulroney, who is a citizen of Canada, and Sir John Antony Hood, who is a citizen of New Zealand.

OFFICERS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of The Blackstone Group Inc.

Jonathan D. Gray	President, Chief Operating Officer of The Blackstone Group Inc.

Hamilton E. James	Executive Vice Chairman of The Blackstone Group Inc.

Michael S. Chae	Chief Financial Officer of The Blackstone Group Inc.

John G. Finley	Chief Legal Officer of The Blackstone Group Inc.

DIRECTORS:

Name	Present Principal Occupation or Employment
Stephen A. Schwarzman	Founder, Chairman and Chief Executive Officer of The Blackstone Group Inc.

Jonathan D. Gray	President, Chief Operating Officer of The Blackstone Group Inc.

Hamilton E. James	Executive Vice Chairman of The Blackstone Group Inc.

Kelly A. Ayotte	Former United States Senator from New Hampshire

Joseph P. Baratta	Global Head of Private Equity at The Blackstone Group Inc.

James W. Breyer	Founder and Chief Executive Officer of Breyer Capital

Reginald J. Brown	Partner for the law firm, WilmerHale

Sir John Antony Hood	President and Chief Executive Officer of the Robertson Foundation and Chair of the Rhodes Trust

Rochelle B. Lazarus	Chairman Emeritus & Former Chief Executive Officer, Ogilvy & Mather Worldwide

Jay O. Light	Dean Emeritus, Harvard Business School

The Right Honorable Brian Mulroney	Senior Partner and International Business Consultant for the Montreal law firm, Norton Rose Canada LLP

William G. Parrett	Retired CEO and Senior Partner, Deloitte (Deloitte Touche Tohmatsu)

Ruth Porat	Chief Financial Officer of Alphabet Inc. and Google Inc.

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any Class A Ordinary Shares.